UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#37510

CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1, 10.2, 10.3	10-Q	February 3, 2017	June 14, 2023
10.1, 10.2, 10.3, 10.4	10-Q	February 2, 2018	June 14, 2023
10.1 through 10.6	10-Q	February 7, 2019	June 14, 2023
10.25	10-K	June 12, 2009	June 14, 2023
10.42, 10.43, 10.44	10-K	June 8, 2018	June 14, 2023
10.42, 10.43, 10.44	10-K	June 7, 2019	June 14, 2023
10.47, 10.48, 10.49, 10.50	10-K	June 7, 2019	June 14, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support